SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

USANA HEALTH SCIENCES, INC.

(Name of Subject Company (Issuer))

Unity Acquisition Corp.

Gull-Unity Holding Corp.

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Annette Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Names of Filing Persons (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

90328M107

(CUSIP Number of Class of Securities)

Dr. Myron Wentz

3838 West Parkway Boulevard

Salt Lake City, UT 84120

(801) 954-7700

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James A. Matarese

Lisa R. Haddad

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$154,899,304	$6,087.54

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 5,532,118 shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., at a purchase price of $28.00 per share. Such number of shares consists of 5,374,230 shares of common stock issued and outstanding as of May 28, 2008, and 157,888 shares of common stock issuable under stock options or other equity awards as of May 28, 2008, with an exercise price less than $28.00.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,087.54
Form or Registration No.:	Schedule TO/Schedule 13E-3
Filing party:	Unity Acquisition Corp., et al.
Date filed:	June 2, 2008; June 20, 2008; June 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2008, by Unity Acquisition Corp., a Utah corporation (the “Purchaser”) and wholly-owned subsidiary of Gull-Unity Holding Corp., a Delaware corporation, and certain other participants in the tender offer, as amended by that certain Amendment No. 1 to Schedule TO/Schedule 13E-3 filed with the Commission on June 5, 2008, that certain Amendment No. 2 to Schedule TO/Schedule 13E-3 filed with the Commission on June 17, 2008, that certain Amendment No. 3 to Schedule TO/Schedule 13E-3 filed with the Commission on June 20, 2008, that certain Amendment No. 4 to Schedule TO/Schedule 13E-3 filed with the Commission on June 23, 2008, that certain Amendment No. 5 to Schedule TO/Schedule 13E-3 filed with the Commission on June 30, 2008, and that certain Amendment No. 6 to Schedule TO/Schedule 13E-3 filed with the Commission on July 8, 2008 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., not already owned by the participants in the offer, at a price of $28.00 per share in cash, net to the sellers in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2008, as amended or supplemented, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET

The section of the Offer to Purchase entitled “SUMMARY TERM SHEET”, incorporated herein by reference, is hereby amended as follows:

The first sentence of the Question and Answer captioned “When do you expect to complete the Offer and the Merger?” is hereby deleted and replaced with the following:

“We hope to complete the Offer on the first business day following the scheduled expiration date of the Offer, subject to any further extension of the Offer.”

The section of the Offer to Purchase entitled “SUMMARY TERM SHEET”, incorporated herein by reference, is hereby amended as set forth below in Item 4 of this Amendment.

ITEM 4. TERMS OF THE TRANSACTION

The Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in the other applicable Items of this Amendment.

In addition, on July 15, 2008, Gull Holdings and the Purchaser issued a press release announcing the extension of the Offer and withdrawal rights to 12:00 midnight, New York City Time, on Monday, July 21, 2008. As of the previously scheduled expiration date of the Offer, 2,379,294 Shares (including 1,045,273 Shares subject to guaranteed delivery) had been tendered in and not withdrawn from the Offer. These tendered Shares, when taken together with the Offer Participants’ holdings, constitute approximately 81% of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities with an exercise price less than the Offer Price). In order to accommodate this extension, Gull Holdings has received a letter from the lender under its debt financing commitment for the Offer stating that it has extended its commitment from July 18, 2008 to July 25, 2008. The press release is attached hereto as Exhibit (a)(5)(F), and the letter from the lender is attached hereto as Exhibit (b)(3).

Accordingly, references to the Expiration Date in the Offer to Purchase are hereby amended as follows:

References to the Expiration Date are hereby amended to be references to “12:00 midnight, New York City Time, on Monday, July 21, 2008” in the following sections of the Offer to Purchase: cover page, “SUMMARY

TERM SHEET”, “THE TENDER OFFER” – Section 1 (“Terms of the Offer”) and “THE TENDER OFFER” – Section 4 (“Withdrawal Rights”).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 9 (“Source and Amount of Funds”), incorporated herein by reference, is hereby amended by deleting the second sentence of the penultimate paragraph of this section and replacing it with the following:

“Under the terms of the Commitment Letter as amended, the closing for the Loans must occur no later than July 25, 2008, unless otherwise agreed by the Lender.”

ITEM 11. ADDITIONAL INFORMATION

The information incorporated by reference into Item 11 of the Schedule TO is amended by the following amendments to the Offer to Purchase:

The following is added to the end of the section entitled “SPECIAL FACTORS” (“Background of the Offer and the Merger”):

“On July 15, 2008, Gull Holdings and the Purchaser issued a press release announcing the extension of the Expiration Date to 12:00 midnight, New York City Time, on Monday, July 21, 2008.”

The following is added to the end of the first paragraph of the section entitled “THE TENDER OFFER”—Section 12 (“Certain Legal Matters”):

“In connection with the Silberman Complaint, following a hearing held on Monday, July 14, 2008, the Third Judicial District Court for Salt Lake City County, Utah, issued a preliminary injunction relating to the Offer, and required additional disclosures to be made by the Offer Participants and by the Special Committee of the Board of Directors of USANA relating to the Offer before it may be completed.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(F) Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on July 15, 2008.”

“(b)(3) Letter from Ableco Finance LLC to Gull Holdings, Ltd. and Canaccord Adams Inc., dated July 15, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2008
Date

GULL HOLDINGS, LTD.

/s/ Mark Lewin /s/ Diane J. Clarke
Signature

Diane J. Clarke and Mark Lewin, For and on behalf of Enmyn Limited Corporate Director
Name/Title

GULL-UNITY HOLDING CORP.

/s/ David A. Wentz
Signature

David A. Wentz, President
Name/Title

UNITY ACQUISITION CORP.

/s/ David A. Wentz
Signature

David A. Wentz, Vice President
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title

INDEX OF EXHIBITS

(a)(1)(A)	Offer to Purchase, dated June 2, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(G)	Summary Newspaper Advertisement as published in the New York Times on June 2, 2008.*

(a)(1)(H)	Form of Letter to Participants in the USANA Health Sciences, Inc. 401(k) Plan and Instruction Form.*

(a)(5)(A)	Press Release issued by Gull Holdings, Ltd. on May 13, 2008, incorporated by reference to Exhibit A to the Schedule TO-C filed by the Offer Participants on May 13, 2008.

(a)(5)(B)	Press Release issued by Unity Acquisition Corp. on June 2, 2008.*

(a)(5)(C)	Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 23, 2008.*

(a)(5)(D)	Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 30, 2008.*

(a)(5)(E)	Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on July 8, 2008.*

(a)(5)(F)	Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on July 15, 2008.

(b)(1)	Commitment Letter by and between Ableco Finance LLC and Gull Holdings, Ltd., dated May 13, 2008.*

(b)(2)	Letter from Ableco Finance LLC to USANA Health Sciences, Inc. and Unity Acquisition Corp., dated July 8, 2008.*

(b)(3)	Letter from Ableco Finance LLC to Gull Holdings, Ltd. and Canaccord Adams Inc., dated July 15, 2008.

(c)(1)	Canaccord Adams Inc. Discussion Materials dated May 12, 2008.*

(c)(2)	Canaccord Adams Inc. Discussion Materials – Comparable Transaction Analysis Data.*

(d)	Contribution Agreement dated May 13, 2008, by and among Gull-Unity Holding Corp., Unity Acquisition Corp., and certain other persons listed therein, incorporated by reference to Exhibit E to the Schedule 13D filed by the Offer Participants on May 23, 2008.

(f)	Part 13 of the Utah Revised Business Corporation Act, incorporated by reference to Exhibit A to the Offer to Purchase, dated June 2, 2008.

*	Previously filed